PRESS RELEASE
TSX: KGN
NYSE AMEX: KGN

KEEGAN ACQUIRES ADDITIONAL GROUND AT THE ESAASE GOLD
PROJECT AND PROVIDES CORPORATE UPDATE

VANCOUVER, BRITISH COLUMBIA, February 22, 2011 - Keegan Resources Inc. (TSX: KGN)(NYSE Amex: KGN) ("Keegan") is pleased to announce that its fully owned subsidiary, Keegan Resources (Ghana) Ltd Keegan Resources Inc. has completed the purchase of the 10.4 square km Dawohodo prospecting concession from Dawohodo Marketing and Manufacturing Ltd, a private Ghanaian company in exchange for US$ 1.1 M. The Ghanaian Minerals Commission recommended that the transfer of the deed of assignment be approved and the Ministry of Lands, Forests, and Mines have now also approved the transfer.

Obtaining full ownership of the Dawohodo concession enhances Keegan’s options for the development of the main Esaase gold deposit. In addition, the property contains significant geophysical features that warrant further exploration (see property and geophysical map at www.keeganresources.com). Keegan plans to immediately commence surface exploration in this area in preparation for exploratory drilling.

Keegan’s President and CEO Maurice Tagami states: “The acquisition of the Dawohodo concession provides an additional piece of ground which can be used in the development of the Esaase Project. In addition to the surface exploration programs, we will be able to undertake additional optimization studies for enhanced project facilities layouts with this additional area now under our control. We are happy that we have been able to finalize this strategic land acquisition.”

Corporate Updates

Keegan is currently working on completing a pre-feasibility study on the Esaase Gold Project and expects to be able to release the results in the first half of 2011. Programs in all areas of the project required to support and complete the Esaase Feasibility Study and Environmental Impact Statement are currently underway and are advancing rapidly with delivery of both major documents scheduled by mid 2012. Management is focused on continuing to push the development of the Esaase Gold Project forward as quickly as possible.

After the recently completed financing led by Canaccord-Genuity and Clarus Securities Inc., Keegan has approximately US $234 million in cash and no debt and is in an excellent position to rapidly advance its current plans and execute on all of its growth strategies.

Executive Chairman Shawn Wallace states: “Completion of recent key milestones such as the financing, the imminent release of the pre feasibility, and the acquisition of Dowahodo are indicative of solid progress in Keegan’s strategy to systematically reduce technical and financial risk for the Esaase Project. The addition of several key capital partners in the last financing will allow for Keegan to negotiate the ultimate mine construction project financing from a strong footing and provides an excellent endorsement of the quality and the potential for growth at Esaase.”

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase Gold project (3.23 million ounces gold indicated resources with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.68 million ounces in an inferred category at an average grade of 1.0 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 4.91 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board of Directors,

Shawn Wallace

Executive Chairman

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. In particular, Preliminary Economic Assessments are preliminary in nature, including Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the findings of the Preliminary Assessment will be realized. Although the Company believes the expectations expressed in the Preliminary Economic Assessment and other forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-‐F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-‐101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Neither TSX Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website, such as "measured", "indicated" and "inferred" "resources", which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-‐F which may be secured from us, or accessed from the SEC website at http://www.sec.gov/edgar.shtml.